Zentek Announces Transfer of the Albany Graphite Project to Subsidiary

Guelph, ON - May 23, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company is pleased to announce that further to its press release dated April 24, 2023, the Company has completed the transfer of the Albany Graphite Project (as defined below) to its wholly-owned subsidiary, Albany Graphite Corp. ("Albany") pursuant to a Property Purchase Agreement dated April 24, 2023 (the "Agreement").

The Agreement:

Pursuant to the terms of the Agreement, Zentek transferred to Albany the ownership of the Albany Graphite Project, including the mining claims and all related chattel, drill core, and applicable contracts, in consideration for the issuance by Albany to Zentek of 59,999,900 common shares of Albany.

Albany Graphite Project:

Albany is now the owner of the igneous-hosted fluid-derived graphite deposit located in Claim Block 4F, comprised of 521 mining claims (461 single-cell claims and 60 boundary-cell claims) located north of Lake Superior and southwest of James Bay in north-eastern Ontario, and all related, chattel, drill core, and applicable contracts (collectively, the "Albany Graphite Project").

As described in the Zentek press release of May 3, 2023, Albany's graphite, due to its unique igneous origin, has several synthetic-like properties including electrical resistivity, heat tolerance, and corrosion resistance. These properties in a natural graphite source may allow Albany graphite to compete with synthetic graphite while offering a significantly lower carbon footprint, a desirable combination in today's ESG-focused economy.

Brian Bosse, CEO of Albany Graphite commented:

"I am excited to start moving this company forward now that this legal step has been completed. With graphite demand expected to grow substantially over the next decade, according to the International Energy Agency, especially North American sourced graphite due to EV battery demand and the Inflation Reduction Act in the United States, the timing to resume work on this unique graphite deposit is excellent."

About Zentek:

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development, and commercialization of graphene-based novel products seeking to give our commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent-pending ZenARMOR™ platform is focused on corrosion protection applications.

For further information about Zentek:

Mitch Swergold, Director of Investor Relations

Tel: (917) 930-8723

Email: mswergold@zentek.com

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

About Albany Graphite:

The Albany Graphite Project is located 30km north of the Trans-Canada Highway.  It has a power line and natural gas pipeline near the deposit and is located near the communities of Constance Lake First Nation and Hearst in Northern Ontario, Canada. A rail line is located 70km away and an all-weather road is approximately 5km from the graphite deposit. The deposit is near the surface, underneath glacial till overburden and a thin veneer of Paleozoic sedimentary cover rocks.

Any scientific and technical content of this news release was reviewed, verified, and approved by Peter Wood, P.Eng., P.Geo., Vice President of Special Projects of Zentek, a Qualified Person as defined by Canadian Securities Administrators National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For further information about Albany:

Brian Bosse

Tel: (416) 844-5712

Email: bbosse@albanygraphite.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.